Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Thrive Acquisition Corporation (the “Company”) on Amendment No. 1 to Form S-1 of our report dated June 8, 2021 except for Note 9, as to which the date is September 29, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of Thrive Acquisition Corporation as of May 10, 2021 and for the period from April 27, 2021 (inception) through May 10, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

September 29, 2021